UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MiMedX Group, Inc.

(Name of Issuer)
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

602496101
(CUSIP Number)

ADEC Private Equity Investments, LLC
172 South Ocean Blvd.
Palm Beach, FL 33480
561.833.4686

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 8, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	602496101	Page 2 of 5 Pages
1		NAME OF REPORTING PERSON ADEC PRIVATE EQUITY INVESTMENTS, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 26-0654466

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,536,832

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS)
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.83%

14		TYPE OF REPORTING PERSON PN

Page 3 of 5 Pages

Item 1.                     Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to 5,536,832 shares of common stock, $.001 par value per share (the “Common Stock”), of MiMedX Group, Inc., a Florida corporation (the “Issuer”), whose principal executive offices are located at 60 Chastain Center Blvd, Suite 60, Kennesaw, GA 30144.

Item 2.                     Identity and Background.

(a)           This Schedule 13D is filed by ADEC Private Equity Investments, LLC who is referred to herein as the “Reporting Person.”

(b)           The Reporting Person’s business address is 172 South Ocean Blvd., Palm Beach, FL 33480.

(c)           Mr. Ross is the Manager of ADEC Private Equity Investments, LLC

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           United States of America.

Item 3.                       Source and Amount of Funds or Other Consideration.

Working capital

Item 4.                     Purpose of Transaction.

investment

Page 4 of 5 Pages

 Item 5.                      Interest in Securities of the Issuer.

(a)           The Reporting Person may be deemed to be the beneficial owner of 5,536,832 shares of Common Stock.  Such 5,536,832 shares represent approximately 6.83% of the outstanding shares of Common Stock.

(b)           The Reporting Person has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 5,536,832 shares.

(c)           The Reporting Person received all of shares in the issuer pursuant to the conversion of stock options.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.                     Material to be Filed as Exhibits.

Not applicable.

Page 5 of 5 Pages

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 16, 2012

/s/ E BURKE ROSS, JR.
E BURKE ROSS, JR., MANAGER